Exhibit 1

[BARRICK LOGO]

Barrick Earns $54 Million or $0.10 Per Share in Fourth Quarter

TORONTO, ONTARIO--

Reserves Increase 6 Percent to 86.9 Million Ounces

FOURTH QUARTER 2002

Based on US GAAP and expressed in US dollars.

Highlights

- Net income totals $54 million, or 10 cents per share, for fourth quarter

- Net income totals $193 million, or 36 cents per share, for full year

- Operating cash flow totals $195 million, or 36 cents per share, for fourth quarter

- Production totals 1.6 million ounces of gold for the quarter at $174 per ounce(1)

- Reserves increase 6 percent to 86.9 million(2) ounces

- Realized gold price during the quarter of $343 per ounce

- Exercised option on Alto Chicama

Barrick Gold Corporation today reported earnings of $54 million ($0.10 per share) and operating cash flow of $195 million ($0.36 per share) for the fourth quarter ended December 31, 2002, compared to a net loss of
$109 million ($0.20 per share) and operating cash flow of $107 million(1) ($0.20 per share) for the prior-
year period.

Before unusual items and non-hedge related adjustments, Barrick reported fourth quarter income of $68 million(1) ($0.13 per share) compared to $37 million ($0.07 per share) in the fourth quarter 2001.

In the fourth quarter Barrick produced 1.6 million ounces of gold at total cash costs of $174 per ounce, compared to 1.5 million ounces at $160 for the prior-year quarter. Barrick reported a realized gold price of $343 per ounce for the fourth quarter, compared to a realized price of $319 for the prior-year period.

FULL YEAR 2002 RESULTS

For the year, the Company produced 5.7 million ounces of gold at an average cash cost of $177 per ounce, compared to 6.1 million ounces at a cash cost of $162 per ounce in 2001. Lower 2002 production was due largely to the phase-out of five mines over the course of the year as reserves were depleted. Higher cash costs were attributable to three main factors: increased application of deferred mining costs, lower grades processed during the year and the impact of rising gold prices, which increased royalty and mining tax payments.

For 2002, net income was $193 million ($0.36 per share), compared to $96 million ($0.18 per share) in 2001.
Net income before unusual items and non-hedge-related adjustments was $199 million(1) ($0.37 per share), compared to $221 million ($0.41 per share) for the prior

(1) For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

(2) Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of
1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Alto Chicama and Veladero are classified as mineralized material. For additional information on reserves see the table and related footnotes on pages 39-42.

(3) Historically we classified deferred stripping expenditures as part of payments for property, plant and equipment in investing activities. In fourth quarter 2002, we reclassified these cash outflows under operating activities for all periods presented to reflect the operating nature of stripping activities.

BARRICK FOURTH QUARTER REPORT                                     PRESS RELEASE

year. Operating cash flow was $589 million(3) ($1.09 per share) for 2002, compared to $588 million ($1.10 per share) in the prior year.

In a separate announcement earlier today, the Company said that Gregory Wilkins has been appointed
President and Chief Executive Officer replacing Randall Oliphant. A long-time Director and former Chief
Financial Officer of Barrick, Mr. Wilkins stated: "It is an exciting time in the gold industry and I intend to refocus the Company on the core values which served it so well in the past".

RESERVES

The Company reported proven and probable reserves of 86.9 million ounces(2), after producing 5.7 million ounces, compared to 82.3 million ounces of gold in 2001. The Company partially replaced production at its operating mines adding 3.5 million ounces, while adding 7.5 million ounces at its projects. "Our reserves increased in 2002, with the addition of Alto Chicama, discovered earlier in the year," said John
Carrington, Vice Chairman and Chief Operating Officer. "Reserve additions at Alto Chicama and Veladero in
South America, as well as net reserve additions from the Australian operations and a good year at
Goldstrike drove the 6 percent increase in reserves."

FORWARD SALES PROGRAM

Spot gold prices increased to an average of $323 per ounce for fourth quarter 2002 (the highest quarterly spot gold price in five years), compared to $278 per ounce in the year-earlier period. Combining deliveries into the forward sales program with sales at the spot price, the Company realized an average price of $343 per ounce, $20 higher than the average spot price for the period. Overall for the quarter, the program generated an additional $31 million in revenue.

For the year, spot prices averaged $310 per ounce, compared to $271 per ounce the year earlier. The average realized price for the year was $339 per ounce, compared to $317 in 2001. In 2002, the program generated an additional $168 million in revenue.

The Company reduced its spot deferred position from 18.2 million ounces at year-end 2001, to 15.9 million ounces at year-end 2002. In addition, variable price sales contracts and call options outstanding at year-
end 2002 declined to 2.2 million ounces from 5.9 million ounces. Overall for 2002, the Company reduced its total position by 6 million ounces. At year end, the unrealized mark-to-market was negative $639 million based on a spot gold price of $347 per ounce.

The Company's spot deferred sales contracts have the option to deliver against the hedge program, or at the spot gold price - whichever is higher. "With gold prices rising to six-year highs in early 2003," said
Jamie Sokalsky, Senior Vice President and Chief Financial Officer, "we are now selling 100 percent of our production at today's higher spot gold price." The Company will manage the position with the goal of reducing the size of the program over time; however, the timing is dependent on spot gold prices.

Higher gold prices in 2002 enabled the Company to further strengthen its A-rated balance sheet, increasing its cash position to $1.04 billion and its net cash position (after long-term debt) to $263 million.

In third quarter 2002, the Company announced a $2 billion, four-mine development program expected to bring an annual average of approximately 2 million ounces of gold into production, at an average cash cost of
$125 per ounce over their first decade of operation. Having reached several significant development milestones in 2002, the Company anticipates additional progress in 2003 on both permitting and project construction.

On the operational front, the Company projects first quarter 2003 production of 1.2 million ounces, the lowest of the year, due primarily to lower grades at Goldstrike and Pierina during the first quarter. As a result, it expects cash costs of $190 to $195 per ounce, and total production costs of $290 to $295 per ounce for the first quarter. For the full year, production is expected to total 5.4 to 5.5 million ounces, at cash costs of $180 to $190 per ounce and total production costs of $275 to $285. The lower production year-over-year is primarily due to

BARRICK FOURTH QUARTER REPORT             2                        PRESS RELEASE

the closure of five mines during 2002, while the higher cash costs primarily relate to the impact of higher gold prices increasing royalties, production taxes and other costs.

Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock exchanges and the Paris Bourse.

INVESTOR CONTACT:    MEDIA CONTACT:
Richard Young    Vincent Borg
Vice President,    Vice President,
Investor Relations   Corporate Communications
Tel: (416) 307-7431   Tel: (416) 307-7477
Email: ryoung@barrick.com  Email: vborg@barrick.com

Certain statements included herein, including those regarding, production and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of
1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Form 40-F/Annual Information Form and Management's Discussion and Analysis of Financial and
Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, events or otherwise.

BARRICK FOURTH QUARTER REPORT             3                        PRESS RELEASE

Key Statistics

(in United States dollars,               Three months   Twelve months
 US GAAP basis)                        ended Dec. 31,  ended Dec. 31,
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(Unaudited)                              2002    2001    2002    2001
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Operating Results
Gold production (thousands of ounces)   1,596   1,504   5,695   6,124
Gold sold (thousands of ounces)         1,540   1,624   5,805   6,278

Per Ounce Data
 Average spot gold price                $ 323   $ 278   $ 310   $ 271
 Average realized gold price              343     319     339     317
 Cash operating costs (3)                 166     154     170     155
 Total cash costs (1) (3)                 174     160     177     162
 Total production costs (3)               267     252     268     247
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Financial Results (millions)
Gold sales                              $ 526   $ 506 $ 1,967 $ 1,989
Net income before unusual items &
 non-hedge derivative
 gains (losses) (3)                        68      37     199     221
Net income (loss)                          54   (109)     193      96
Operating cash flow excluding payments
 of previously accrued merger
 related costs (3)                        207     120     639     601
Operating cash flow (4)                   195     107     589     588

Per Share Data (dollars)
 Net income before unusual items &
  non-hedge derivative gains
  (losses) (3)                           0.13    0.07    0.37    0.41
 Net income (loss) (basic and diluted)   0.10  (0.20)    0.36    0.18
 Operating cash flow excluding
  payments of previously accrued
  merger related costs (3)               0.38    0.22    1.18    1.12
 Operating cash flow                     0.36    0.20    1.09    1.10
Common shares outstanding
 (as at Dec. 31) (millions)(2)            542     536     542     536
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                                       As at    As at
                                    Dec. 31, Dec. 31,
-----------------------------------------------------
                                        2002     2001
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Financial Position (millions)
Cash and equivalents                 $ 1,044    $ 574
Working capital                          869      579
Long-term debt                           761      793
Shareholders' equity                   3,334    3,192
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(1) Includes royalties and production taxes.
(2) Includes shares issuable upon exchange of HCI (Homestake
    Canada Inc.) exchangeable shares.
(3) For an explanation of non-GAAP performance measures refer to pages 14-15 of management's discussion and analysis.
(4) Historically we classified deferred stripping expenditures as part of payments for property, plant and equipment in investing activities. In fourth quarter 2002, we reclassified these cash outflows under operating activities for all periods presented to reflect the operating nature of stripping activities.

BARRICK FOURTH QUARTER REPORT             4                  SUMMARY INFORMATION

Production and Cost Summary

                             Production              Total Cash Costs
                          (attributable ounces)            (US$/oz)
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                 3 months           12 months      3 months 12 months
                   ended              ended           ended     ended
                   12/31,              12/31,        12/31,    12/31,
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(Unaudited)    2002      2001      2002      2001 2002 2001 2002 2001
---------------------------------------------------------------------
North America
 Betze-Post 406,224   366,069 1,409,985 1,549,975 $220 $198 $228 $215
 Meikle     192,631   157,111   640,336   712,688  184  162  198  147
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 Goldstrike
  Property
  Total     598,855   523,180 2,050,321 2,262,663  209  187  218  193
 Eskay
  Creek      96,954    82,474   358,718   320,784   51   41   40   49
 Round
  Mountain   88,614    72,454   377,747   373,475  212  221  187  187
 Hemlo       83,179    90,638   269,057   307,514  184  163  224  196
 Holt-
  McDermott  21,502    26,309    83,577    83,577  193  152  173  165
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            889,104   795,055 3,139,420 3,348,013  182  175  193  179
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South America
 Pierina    281,188   219,207   898,228   911,076   95   40   80   40
Australia
 Plutonic    84,018    61,577   307,377   288,360  187  181  184  166
 Darlot      40,061    29,963   145,443   125,024  163  194  168  173
 Lawlers     28,571    32,681   113,291   103,915  188  159  179  191
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 Yilgarn
  District
  Total     152,650   124,221   566,111   517,299  174  177  178  173
 Kalgoorlie  98,356    92,958   360,025   384,362  231  247  222  203
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            251,006   217,179   926,136   901,661  200  210  196  186
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Africa
 Bulyanhulu
 (1)        100,776    92,612   356,319   241,575  185  189  198  197
Other/Mines
 closing in
 2002        73,443   179,838   374,774   721,771  188  211  189  198
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Total     1,595,517 1,503,891 5,694,877 6,124,096 $174 $160 $177 $162
---------------------------------------------------------------------

(1) Commenced production April 2001

                               Consolidated Production Costs (US$/oz)
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                                    3 months ended    12 months ended
                                            12/31,             12/31,
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(Unaudited)                         2002      2001      2002     2001
---------------------------------------------------------------------
 Direct mining costs               $ 164     $ 162     $ 180    $ 158
 Applied stripping                    20         8        10        7
 By-product credits                 (18)      (16)      (20)     (10)
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Cash operating costs                 166       154       170      155
 Royalties                             7         5         6        6
 Production taxes                      1         1         1        1
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Total cash costs                     174       160       177      162
 Amortization                         88        84        85       76
 Reclamation                           5         8         6        9
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Total production costs             $ 267     $ 252     $ 268    $ 247
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BARRICK FOURTH QUARTER REPORT             5                  SUMMARY INFORMATION

Management's Discussion and Analysis of Financial and Operating Results

What follows is a discussion and analysis of the factors contributing to the results of operations in fourth quarter 2002.

OVERVIEW

For fourth quarter 2002, we produced 1.6 million ounces of gold at total cash costs of $174 per ounce, compared to 1.5 million ounces of gold at $160 per ounce in fourth quarter 2001. Net income was $54 million
($0.10 per share), compared to a net loss of $109 million ($0.20 per share) for fourth quarter 2001. Before unusual items and non-hedge derivative gains/(losses), net income was $68 million(1) ($0.13 per share), compared to $37 million ($0.07 per share) for the year-earlier period. In fourth quarter 2002, operating cash flows totaled $195 million(2) ($0.36 per share), compared to $107 million ($0.20 per share) for fourth quarter 2001.

GOLD SALES

Revenue for fourth quarter 2002 reached $526 million on gold sales of 1.54 million ounces, up from $506 million in revenue on 1.62 million ounces for fourth quarter 2001. Higher revenue for the 2002 quarter resulted from a $24 per ounce, or 8 percent, increase in the average realized price, partially offset by a
5 percent decrease in gold sales. The increase in our average realized price is due principally to higher spot gold prices, which averaged $323 per ounce for the quarter, compared to $278 per ounce in the year-
earlier period. Combining deliveries from our forward sales program and spot gold sales, we realized $20 per ounce more than the average spot price for the period, generating an additional $31 million in revenue.

During the fourth quarter we reduced our forward sales position by 1.0 million ounces, through deliveries, to 15.9 million ounces at year-end, deliverable over the next 15 years at an average price of $341 per ounce.

REVIEW OF OPERATIONS AND EXPLORATION AND DEVELOPMENT PROJECTS

The operations on a whole reported better fourth quarter results than third quarter 2002. Overall for the year, production was on plan, while cash costs were $10 per ounce higher than our original plan.

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                            1,595,517  1,503,891  5,694,877
Total cash cost / oz                       $174       $160       $177
---------------------------------------------------------------------

During the quarter, we focused on advancing our $2 billion, four-mine growth plan: Alto Chicama in north-
central Peru, Cowal in Australia, and Veladero and Pascua-Lama on the border of Chile/Argentina. We expect to bring these four projects into production between 2005 and 2008, adding a total of approximately 2 million ounces of annual production at an estimated average cash cost for the first ten years of production at approximately $125 per ounce, with higher production and lower cash costs in the early years. In
December 2002 we exercised our option on Alto Chicama, acquiring the mineral rights to the property. At
Veladero, we have submitted our Environmental Impact Statement. Optimization work continues at Cowal and
Pascua-Lama.

(1) For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

(2) Refer to page 22, Note 2C for an explanation of a change in the presentation of operating cash flow.

BARRICK FOURTH QUARTER REPORT        6      MANAGEMENT'S DISCUSSION AND ANALYSIS

Goldstrike Property (Nevada)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                              598,855    523,180  2,050,321
Total cash cost / oz                       $209       $187       $218
---------------------------------------------------------------------

- Fourth quarter production and cash costs were in line with the September forecast.

- Higher production for fourth quarter 2002, compared to the year-earlier quarter, reflects the increase in throughput (6%) from both the open pit and underground, made possible by the productivity improvements at the roaster and marginally better grade. The higher cash costs reflect higher energy costs for the Property
(electricity and diesel), a higher mining strip ratio in the open pit and higher unit mining costs in the underground, partially offset by lower processing and administration costs.

- The Property added nearly 2 million ounces to reserves (Betze-Post - 1.3 million ounces and Meikle -
642,000 ounces). Property reserves stand at 19.9 million ounces at the end of 2002.

- For 2003, Goldstrike is expected to produce 2,115,000 ounces at a cash cost of $225 per ounce.

Betze-Post (Goldstrike Property)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                              406,224    366,069  1,409,985
Total cash cost / oz                      $ 220      $ 198      $ 228
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- Fourth quarter production was higher than the September forecast (4%), primarily due to higher tons processed (2%) and grades (4%), partially offset by lower recovery rates (3%). Cash costs were on forecast.

- Production in fourth quarter 2002 was higher than the year-earlier quarter (11%), due to higher grades processed (5%) and increased throughput at the roaster facility (4%).

- Higher costs compared to the year-earlier quarter relate to the planned increase in the strip ratio
(ounces recovered to material mined) and higher energy costs (electricity and diesel), partially offset by lower unit mining, processing and administration costs. Costs were also impacted by higher spot gold prices during the quarter, which resulted in higher royalties and net proceeds taxes.

- Production for 2003 is expected to rise to 1,495,000 ounces of gold at similar cash costs of $228 per ounce. The increase in production is due to marginally better throughput and recovery rates.

Meikle (Goldstrike Property)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                              192,631    157,111    640,336
Total cash cost / oz                      $ 184      $ 162      $ 198
---------------------------------------------------------------------

- Fourth quarter production was lower (5%) than the September forecast, while cash costs were on forecast.
The Mine continued to encounter difficulty mining remnant ore in the main Meikle zone.

- The fourth quarter results were a substantial improvement over third quarter 2002, in which production totaled 150,000 ounces at cash costs of $206 per ounce.

- Higher cash costs in fourth quarter 2002 compared to the year-earlier quarter are primarily due to higher unit mining costs related to higher ground support and backfill costs.

- With drilling to better define mineralization at the Banshee target nearly complete, a decision on a
Meikle-to-Banshee access drift is expected in 2003.

- Production for 2003 is expected to decline to 620,000 ounces as cash costs rise to $219 per ounce. The lower production and higher costs relate to the decline in grades processed (7%), as the underground mine moves to reserve grade in 2003.

Eskay Creek (British Columbia)

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                                        Q4 2002    Q4 2001       2002
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Production                               96,954     82,474    358,718
Total cash cost / oz                       $ 51       $ 41       $ 40
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- Production for fourth quarter 2002 was higher (4%) than the September forecast, while cash costs were

BARRICK FOURTH QUARTER REPORT        7      MANAGEMENT'S DISCUSSION AND ANALYSIS

marginally lower, despite an ongoing strike at a third-party smelter that treats Eskay Creek ore.

- The increase in production in fourth quarter 2002 related to higher (11%) mining and processing rates over the previous year, partially offset by lower gold grades.

- Fourth quarter cash costs were higher than the year-earlier quarter, due to higher unit costs and higher smelter costs primarily related to the smelter strike, marginally offset by higher silver by-product credits.

- Though the strike continues at our primary smelter, processing rates are back to pre-strike levels. We anticipate being able to sustain these rates through 2003.

- Year-end reserves consisted of 1.4 million ounces of gold and 64.4 million ounces of silver, reflecting a gain of 41,000 and 3.6 million ounces respectively, net of production. The 2003 exploration program includes funding to follow up encouraging intersections made during the 2002 program.

- For 2003, production is expected to increase to 363,000 ounces at a cash cost of $64 per ounce. The higher costs are primarily due to lower silver by-product credits.

Round Mountain (Nevada) (50% share)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               88,614     72,454    377,747
Total cash cost / oz                      $ 212      $ 221      $ 187
---------------------------------------------------------------------

- Fourth quarter 2002 production and cash costs were in line with the September forecast.

- Higher production and lower cash costs in fourth quarter 2002 related to higher mill production due to higher throughputs and grades compared to the year-earlier period.

- The Mine partially replaced production in 2002 (207,000 ounces) resulting in reserves at year-end of almost 1.9 million ounces of gold.

- A scoping study was completed in the fourth quarter for Gold Hill (five miles from the Round Mountain deposit) based on encouraging drill results during the year. A 2003 drill program will further test the potential economics of this pit.

- The Mine had another record year in 2002 and expects to produce 363,000 ounces at a cash cost of $198 per ounce in 2003.

Hemlo (Ontario) (50% share)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               83,179     90,638    269,057
Total cash cost / oz                      $ 184      $ 163      $ 224
---------------------------------------------------------------------

- Fourth quarter production and cash costs were in line with the September forecast as higher grade stopes deferred from earlier in the year were mined in the fourth quarter.

- The fourth quarter results were a substantial improvement over third quarter 2002, in which production totaled 63,000 ounces at cash costs of $244 per ounce. The better results reflect better grades (21%), higher throughput (9%) and lower unit mining costs.

- As a result of the ground control problems that began early in the year, we undertook several studies to determine how best to mitigate those issues. A revised mine sequence, new backfill methods and improved planning should provide the foundation for more secure and predictable results from the underground operation in the future.

- Higher production and lower costs in fourth quarter 2001 were primarily due to a high-grade stope mined in the quarter that increased the average grade processed 10 percent above fourth quarter 2002.

- Year-end reserves for the Mine are 2.1 million ounces, 400,000 ounces lower than the year earlier. This reduction was a result of production and the adjustment of mining recovery rates in those areas affected by ground control problems, which resulted in 115,000 ounces being removed from reserves.

- For 2003, production is expected to decline to 253,000 ounces of gold, while cash costs are projected to increase to $231 per ounce. The lower production and

BARRICK FOURTH QUARTER REPORT        8      MANAGEMENT'S DISCUSSION AND ANALYSIS

higher costs are due to lower grades processed (10%), partially offset by higher mining and processing rates and lower unit mining costs in the underground.

Holt-McDermott (Ontario)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               21,502     26,309     83,577
Total cash cost / oz                      $ 193      $ 152      $ 173
---------------------------------------------------------------------

- For fourth quarter 2002, production was below plan (3%), while cash costs were slightly higher, due to lower grades processed.

- The Mine continues to experience lower grades due to dilution in the current mining areas.

- For 2003, production is expected to be 97,000 ounces, due to higher-grade stopes being accessed during the year. Cash costs are expected to rise to $218 per ounce as a result of the expensing, due to the short reserve life, of development costs.

Pierina (Peru)

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                              281,188    219,207    898,228
Total cash cost / oz                       $ 95       $ 40       $ 80
---------------------------------------------------------------------

- Fourth quarter 2002 production was well ahead of the September forecast (26%) and significantly higher than the original plan for the year (21%). Cash costs were higher than the revised forecast due to $6 million ($21 per ounce) accrued in fourth quarter 2002 due to additional costs related to a tax assessment received late in the year.

- Higher production compared to the year-earlier quarter relates to mining more tons (10%) at higher grade
(3%), while cash costs increased due to the first year of amortization of deferred mining costs.

- Reserves at year's end stood at 3.6 million ounces, lower than the previous year due to production.

- 2003 is expected to be the final year of the high production levels the Mine has experienced since opening in late 1998, with production of 908,000 ounces of gold. Beginning in 2004, the Mine is expected to move to lower grades in the open pit, resulting in lower production and marginally higher cash costs. For
2003 cash costs are expected to be $86 per ounce.

Yilgarn District (Western Australia)
Plutonic

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               84,018     61,577    307,377
Total cash cost / oz                      $ 187       $181      $ 184
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- Fourth quarter 2002 production was lower (13%) than the September forecast due to delays in accessing higher grade underground stopes as planned. Despite the lower production, cash costs were in line with forecast.

- To compensate for changes in underground mine sequencing that resulted in lower underground grades mined, the Mine kept open a second mill scheduled for mid-year closure, accelerated the mining of several satellite open pit deposits and processed low-grade stockpiles to meet its production target.

- Higher production compared to the year-earlier quarter reflects the higher mining rate in the underground and an increase in overall grade processed, partially offset by lower recoveries.

- The Mine reported another strong year on the reserve front, adding almost one million ounces to reserves, increasing reserves net of production to a total of 2.5 million ounces.

- For 2003, production is expected to decline to 295,000 ounces at a cash cost of $194 per ounce due to lower throughput based on the decision to increase residence time in mill 1 in order to optimize recoveries.

Darlot

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               40,061     29,963    145,443
Total cash cost / oz                      $ 163      $ 194      $ 168
---------------------------------------------------------------------

- Fourth quarter 2002 production was higher than the September forecast (8%), due to higher grades and throughput. Cash costs were lower than forecast due to higher production.

BARRICK FOURTH QUARTER REPORT        9      MANAGEMENT'S DISCUSSION AND ANALYSIS

- Production in fourth quarter 2002 was higher (34%) than the year-earlier period, primarily due to higher grades mined (24%). Cash costs were lower than the prior year period, due to higher production partially offset by increased unit mining costs and stronger exchange rates.

- Reserves at year-end stood at 1.3 million ounces, marginally lower than the year-earlier period as the mine replaced half of 2002 production.

- For 2003, the Mine is expected to produce 143,000 ounces at a cash cost of $176 per ounce.

Lawlers

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                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               28,571     32,681    113,291
Total cash cost / oz                      $ 188      $ 159      $ 179
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/T/

- Fourth quarter 2002 production and cash costs were marginally better than the September forecast, due to higher grades than plan, partially offset by the lower processing rate.

- Production in fourth quarter 2002 was lower than the year-earlier period, while cash costs were higher due to lower grades (7%), higher unit processing and royalty costs, and the stronger exchange rate.

- The Mine replaced reserves in 2002, finishing the year with reserves of half a million ounces.

- For 2003, production is expected to be similar to this year at 111,000 ounces, while cash costs are expected to increase to $213 per ounce, due to higher mining and processing rates and lower grades than
2002.

Kalgoorlie - Super Pit (Western Australia) (50% share)

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                                        Q4 2002    Q4 2001       2002
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Production                               98,356     92,958    360,025
Total cash cost / oz                      $ 231      $ 247      $ 222
---------------------------------------------------------------------

- Fourth quarter 2002 production and cash costs were lower than the September forecast (10%) due to lower-
than-planned recovery rates.

- Production in fourth quarter 2002 was up (6%) over the year-earlier period due to higher throughput (5%)
and grades (3%). Cash costs were down (7%), primarily due to higher production, coupled with lower unit mining costs attributable to the commissioning of four new haul trucks during the quarter.

- A joint venture committee exploring operating initiatives aimed at improving the Mine's cost structure and operating system is expected to make its recommendations in the first half of 2003.

- The Mine replaced 60 percent of production during the year through exploration, ending the year with reserves of 5.6 million ounces attributable to Barrick.

- For 2003, production is expected to decline to 344,000 ounces as cash costs increase to $237 per ounce.
The lower production and higher costs are primarily due to lower recovery rates and higher unit mining and processing costs.

Bulyanhulu (Tanzania)

---------------------------------------------------------------------
                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                              100,776     92,612    356,319
Total cash cost / oz                      $ 185      $ 189      $ 198
---------------------------------------------------------------------

- Fourth quarter production was higher and cash costs lower than the September forecast due to a combination of higher processing rates and grades.

- The higher grades reflect the transition to higher grade long-hole stoping areas from lower grade development ore and stockpiled material.

- The recovery rate for fourth quarter 2002 averaged 86.2 percent, up from 84.4 percent for the year-
earlier period, but one percent lower than plan.

- The higher recovery rates over the prior period reflect the completion of process facility modifications at the end of second quarter 2002. The Mine continues to optimize the circuit to produce consistently higher recovery rates.

- Reserves total 11.7 million ounces at the end of 2002, as the mine did not replace production during the year. Drilling of the deeper portions of the ore body is not expected to take place until those areas are developed.

BARRICK FOURTH QUARTER REPORT       10      MANAGEMENT'S DISCUSSION AND ANALYSIS

- For 2003, production is expected to increase to 415,000 ounces, while cash costs are expected to decline
(12%) to $175 as mining and processing rates, grades and recovery rates continue to improve.

Other Properties

---------------------------------------------------------------------
                                        Q4 2002    Q4 2001       2002
---------------------------------------------------------------------
Production                               73,443    179,838    374,774
Total cash cost / oz                       $188       $211       $189
---------------------------------------------------------------------

- Fourth quarter 2002 production was higher, while cash costs were in line with the September forecast.

- Lower production during fourth quarter 2002, compared to the year-earlier quarter, was due to the closure of five mines since fourth quarter 2001.

- Marigold, the only mine remaining in production in this category, is expected to produce 45,000 ounces in
2003 at an expected cash cost of $170 per ounce.

DEVELOPMENT AND EXPLORATION UPDATE

---------------------------------------------------------------------
                                    Alto                      Pascua-
Estimated                        Chicama     Cowal  Veladero     Lama
---------------------------------------------------------------------
Production (000's oz.)(A)            500       270       530      800
Cash costs ($ per oz.)(A)           $130      $170      $155      $85
Capital cost ($ millions)       $300-350      $180      $425   $1,175
Production start-up                 2005      2005      2006     2008
---------------------------------------------------------------------

(A) Average for the first decade of operation

On September 17, 2002, we announced our growth plan, consisting of development targets and timelines for four new mines over the next five years, subject to Board approval and final permitting.

Alto Chicama, Peru

In September we announced an updated resource classification of Alto Chicama, calculating an indicated
resource of 103 million tons grading 0.056 ounces per ton for 5.74 million ounces, and an inferred resource of 33 million tons grading 0.046 ounces per ton totaling 7.3 million ounces. Further infill drilling to 50 meter centers and completion of a pre-feasibility study has now produced a proven and probable oxide reserve of 121 million tons at an average grade of 0.054 ounces per ton, for a mineable reserve of 6.5 million ounces.(2) Total measured and indicated resources now stand at 2.0 million ounces of gold, with total inferred resources at 1.0 million ounces of gold. Metallurgical tests continue to indicate the ore is amenable to heap leaching.

We estimate Alto Chicama will produce 500,000 ounces per year at an average cash cost over the first decade of $130 per ounce. Capital costs are projected at $300-to-$350 million.

Work in the quarter focused on infill drilling, mine planning and condemnation drilling. Geotechnical and engineering studies are being undertaken. Step-out drilling is in progress to refine pit limits and mine planning.

For 2003, the focus of the Project will be to complete the Environmental Impact Statement and a final feasibility study.

Pascua/Veladero (Chile and Argentina)

The Pascua/Veladero District is one of the largest undeveloped gold districts in the world, with over 25 million ounces of gold reserves.

The Veladero project final feasibility study was completed during third quarter 2002, providing the basis for ongoing development.  The Environmental Impact Statement for the project has been submitted.  Access road and camp infrastructure construction have commenced.  The feasibility study envisions a valley-fill heap leach with two-stage crushing, similar to the Pierina Mine. Capital cost estimates for construction are $425 million.

Veladero's mineable reserves are now estimated at 254 million tons, grading 0.037 ounces per ton for a total of 9.4 million ounces(2), compared to 8.4 million ounces in

---------------------------------------------------------------------------
(2) Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of
1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Alto Chicama and Veladero are classified as mineralized material. For additional information on reserves see the table and related footnotes on pages 37-40.

BARRICK FOURTH QUARTER REPORT       11      MANAGEMENT'S DISCUSSION AND ANALYSIS

2001. Production is expected to average 530,000 ounces per year for 13 years, at an average cash cost of
$155 per ounce. Lower cash costs are expected in the earlier years of the mine life.

With the opportunity to take a unified approach to the development of Pascua/Veladero, we are studying the potential for synergies in terms of infrastructure, administrative support and construction activities.

Veladero is scheduled to commence production in early 2006, with operations at Pascua-Lama commencing in
2008.

At Pascua-Lama, activity has increased on the project optimization for capital and operating costs, with a focus on synergies with Veladero and assessing the impact of the Argentine peso devaluation. We estimate that Pascua-Lama will produce 800,000 ounces per year at an average cash cost of $85 per ounce over its first decade of production, with higher production and lower costs in the early years.

Cowal (Australia)

In 2002, we continued a comprehensive program of drilling and engineering studies to optimize the project and update the feasibility study. By the end of 2002 we had completed 120 new drill holes (50,000 meters)
designed to infill previous drilling; to collect samples for metallurgical testing; and for engineering and hydrological studies. Currently, there are 10 drills at work on the Cowal property. We are also progressing on final permitting matters, including a number of ancillary licenses and permits that are conditions of the development consent. The updated feasibility study is expected to be completed by mid-2003.
Construction is expected to begin in the second half of 2003, with production start-up planned for mid-
2005. We project capital costs of $180 million to bring Cowal into production.

Australia

The geochemical sampling program along the 50-kilometre long Bramall Trend on the Tanami joint venture in
Northern Territory/Western Australia was completed during fourth quarter 2002, identifying drill targets for testing in 2003.

Tanzania

In fourth quarter 2002, a drill program was carried out on a property in the Geita East area. A reverse circulation (RC) and diamond drill program was carried out on the Tulawaka property to test soil anomalies, as well as West Zone mineralization. The technical aspect of the feasibility study is now complete and focus is now on the completion of the Environmental Impact Statement.

United States

A drill program was completed at the Dee and Rossi properties in fourth quarter 2002. An underground drill program is planned in 2003 to upgrade the Storm resource.

At Ren, the fourth quarter drill program produced positive results. Follow-up drilling is planned in 2003.

AMORTIZATION

Amortization totaled $144 million, or $88 per ounce in fourth quarter 2002, compared to $144 million, or
$84 per ounce in the year-earlier quarter. The increase in amortization per ounce is primarily due to higher amortization at Goldstrike with the completion of construction of Rodeo in 2001 and the reduction of reserves at Meikle.

ADMINISTRATION

In fourth quarter 2002, administration costs were $15 million, a decrease of $5 million, or 25 percent lower than the year-earlier period, reflecting the effect of integrating Barrick and Homestake and the associated administrative synergies.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments.

BARRICK FOURTH QUARTER REPORT       12      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST ON LONG-TERM DEBT

We incurred $15 million in interest costs in both fourth quarter 2002 and 2001, related primarily to our
$500 million of debentures, and the $200 million Bulyanhulu project financing. In fourth quarter 2001, $8 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua; in 2002, $2 million was capitalized at Cowal.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The total mark-to-market loss on the non-hedge derivative positions included in fourth quarter 2002 earnings was $14 million, compared with a gain of $3 million in the prior-year period.

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and interest and lease rate contracts, and exclude our normal sales contracts.

The Company's spot deferred contracts are considered normal sales contracts and are therefore not marked to market through earnings. The unrealized negative mark-to-market on the gold contracts totaled approximately
$639 million at the end of the year (based on a gold price of $347 per ounce), while the unrealized mark-
to-market gain on the silver contracts was $7 million (see "Hedging" - page 16).

INCOME TAXES

In fourth quarter 2002, we recorded a net tax credit of $22 million, principally reflecting the net impact of the outcome of certain tax uncertainties. Excluding this amount, the decline in our effective tax rate compared to the year-earlier period is primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations. Should gold prices remain at the higher current levels, we would expect the effective tax rate to rise, with a higher portion of earnings being earned in higher tax jurisdictions, including the United States, Canada, Australia, Peru and Tanzania.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash balance of $1,044 million at December 31,
2002, and our $1 billion undrawn bank facility, renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. We anticipate that our operating activities in
2003 will continue to provide us with cash flows necessary for continued development of internal projects and in the event of any potential acquisitions.

We generated operating cash flow of $195 million in fourth quarter 2002, compared to $107 million in the year-earlier period. With a portion of our gold expected to be sold at spot market prices through 2003, the fluctuation in gold prices will affect the amount of our operating cash flow through the year.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the fourth quarter 2002 totaled $62 million, compared to $87 million in the same period in 2001. The decline is principally due to higher activity at Bulyanhulu and Pascua in fourth quarter 2001. Principal expenditures in fourth quarter 2002 included $18 million in North America, comprised primarily of underground development at Goldstrike. In Tanzania, capital expenditures included
$12 million spent at the Bulyanhulu Mine on underground development. In Australia, capital expenditures were $24 million primarily for underground development and new mining equipment, while in South America capital expenditures totaled $8 million, primarily at Pierina and Alto Chicama ($6 million) and engineering and development work at Pascua-Lama ($2 million).

BARRICK FOURTH QUARTER REPORT       13      MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCING ACTIVITIES

During fourth quarter 2002, our cash outflow from financing activities was $81 million, compared with an outflow of $173 million in the year-earlier period. The higher outflow in fourth quarter 2001, principally related to repayment of long-term debt obligations.

OUTLOOK

We believe considerable growth opportunities exist within our existing asset base. Our assumption is that consolidation and rationalization of the gold industry will continue. Our strong balance sheet and substantial cash flow position us to participate in that consolidation should we choose, in ways that add value to our Company.

For 2003, a minimum of 50 percent of production is expected to be sold at spot gold prices. The balance of production is expected to be sold at the higher of spot gold prices or our average $340 per ounce hedge price. We will manage the position with the goal of reducing the size of the program over time; however, the timing is dependent on spot gold prices.

Overall for 2003, we expect to produce 5.4 to 5.5 million ounces at an average cash cost of $180 to $190 per ounce and a total production cost of $275 to $285 per ounce. We expect exploration and business development expenses to be approximately $100-$110 million. Administration expense for the year is expected to be approximately $70 million, reclamation expense approximately $25 million and interest expense
(including accretion expense) approximately $70 million. Interest income is expected to be approximately
$25 million, while at $350 per ounce gold, our tax rate is expected to be between 15 and 20 percent.
Capital expenditures for the year are expected to total $218 million at our existing operations, and a further $168 million at the four development projects, for a total of $386 million.

Overall, we enter 2003 with a strong balance sheet, a portfolio of high-quality, long-life properties, a promising growth pipeline with a strategy to bring it on stream - and a cash position of $1,044 million, with no net debt.

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in
2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with United States generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.

BARRICK FOURTH QUARTER REPORT       14      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Net Income Before Unusual Items and
 Non-Hedge Derivative Transactions to GAAP Net Income
---------------------------------------------------------------------
(in millions of
 United States       Three months ended Dec. 31,  Year ended Dec. 31,
 dollars)                       2002        2001      2002       2001
---------------------------------------------------------------------
Net income before unusual
 items and non-hedge
 derivative gains (losses)      $ 68        $ 37     $ 199      $ 221
Unusual items (net of tax
 effects):
  Merger and related costs         -       (107)         -      (107)
  Litigation                       -        (42)         -       (42)
Non-hedge derivative
 gains (losses)                 (14)           3       (6)         24
---------------------------------------------------------------------
Net income (loss) for the
 period                         $ 54     $ (109)     $ 193        $96
---------------------------------------------------------------------

Reconciliation of Free Cash Flow to Operating Cash Flow
---------------------------------------------------------------------
(in millions of
 United States       Three months ended Dec. 31,  Year ended Dec. 31,
 dollars)                       2002        2001      2002       2001
---------------------------------------------------------------------
Free Cash Flow                 $ 133        $ 20     $ 361      $ 114
Capital Expenditures and
 Mine Development Costs           62          87       228        474
---------------------------------------------------------------------
Operating cash flow            $ 195       $ 107     $ 589      $ 588
---------------------------------------------------------------------

Reconciliation of Operating Cash Flow Excluding Payments of
 Previously Accrued Merger Related Costs to Operating Cash Flow
---------------------------------------------------------------------
(in millions of
 United States       Three months ended Dec. 31,  Year ended Dec. 31,
 dollars)                       2002        2001      2002       2001
---------------------------------------------------------------------
Operating cash flow
 excluding payments of
 previously accrued merger
 related costs                 $ 207       $ 120     $ 639      $ 601
Payments of previously
 accrued merger related
 costs                          (12)        (13)      (50)       (13)
---------------------------------------------------------------------
Operating cash flow            $ 195       $ 107      $589      $ 588
---------------------------------------------------------------------

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK FOURTH QUARTER REPORT       15      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements
---------------------------------------------------------------------
(in millions of
 United States
 dollars except   Three months ended Dec. 31,     Year ended Dec. 31,
 per ounce amounts)         2002         2001        2002        2001
---------------------------------------------------------------------
Operating costs per
 financial statements      $ 284        $ 278     $ 1,071     $ 1,080
Reclamation, closure and
 other costs(1)             (16)         (17)        (43)        (60)
---------------------------------------------------------------------
Operating costs for per
 ounce calculation         $ 268        $ 261     $ 1,028     $ 1,020
---------------------------------------------------------------------
Ounces sold (thousands)    1,540        1,624       5,805       6,278
Total cash costs per
 ounce                     $ 174        $ 160       $ 177       $ 162
---------------------------------------------------------------------

(1) Includes costs totaling $15 million in connection with the Peruvian tax assessment.

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost
Standard (the "Standard"). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

HEDGING

The estimated fair value of the gold contracts at December 31, 2002 was approximately $639 million negative, and the fair value of silver contracts was $7 million positive. Also, the fair value of our foreign currency contracts at December 31, 2002 was $25 million positive. The value of gold contracts is based on the net present value of cash flows under the contracts, based on a gold spot price of $347 per ounce and market rates for Libor and gold lease rates. The year-to-date change in the fair value of our gold contracts is detailed as follows:

Continuity Schedule of the Change in the Mark-to-
Market Value of the Gold Hedge Position  (millions)
---------------------------------------------------------------------
Fair value as at December 31, 2001  - Gain                      $ 356
Impact of realized gains in the period to date                  (168)
Impact of change in spot price (from $279 per ounce
 to $347 per ounce)                                           (1,353)
Contango period to date                                           182
Impact of change in valuation inputs other than spot
 metal prices (e.g. interest rates, lease rates, and
 volatility)                                                     344
---------------------------------------------------------------------
Fair value as at December 31, 2002  - Loss                    $(639)
---------------------------------------------------------------------

The mark-to-market value of the gold contracts would approach zero (breakeven) at a spot gold price of approximately $310 per ounce, assuming all other variables are constant.

BARRICK FOURTH QUARTER REPORT        16                    FINANCIAL STATEMENTS

Consolidated Statements of Income

(in millions of United States
 dollars, except per share data,
 US GAAP basis)                       Three months      Twelve months
                                    ended Dec. 31,     ended Dec. 31,
---------------------------------------------------------------------
(Unaudited)                         2002      2001      2002     2001
---------------------------------------------------------------------
Gold sales                         $ 526     $ 506   $ 1,967   $1,989
---------------------------------------------------------------------
Costs and expenses
Operating                            284       278     1,071    1,080
Amortization                         144       144       519      501
Administration                        15        20        64       86
Exploration and
 business development                 27        27       104      103
Merger and related costs             (2)       117       (2)      117
Provision for mining assets
 and other unusual charges             -        59         -       59
---------------------------------------------------------------------
                                     468       645     1,756    1,946
---------------------------------------------------------------------

Interest and other income              1       (3)        29       32
Interest expense                    (13)       (7)      (57)     (25)
Non-hedge derivative gains (losses) (14)         3       (6)       33
---------------------------------------------------------------------
Income (loss) before income
 taxes and other item                 32     (146)       177       83
Income taxes                          22        38        16       14
---------------------------------------------------------------------
Income (loss) before cumulative
 effect of change in
 accounting principles                54     (108)       193       97
Cumulative effect of change
 in accounting principles              -       (1)         -      (1)
---------------------------------------------------------------------
Net income (loss)                   $ 54   $ (109)     $ 193     $ 96
---------------------------------------------------------------------
Per share data
Income (loss) before cumulative
 effect of change in accounting
 principles
Basic and diluted                 $ 0.10  $ (0.20)    $ 0.36   $ 0.18
Net income
Basic and diluted                 $ 0.10  $ (0.20)    $ 0.36   $ 0.18
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        17                    FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States
 dollars, US GAAP basis)              Three months      Twelve months
                                    ended Dec. 31,     ended Dec. 31,
---------------------------------------------------------------------
(Unaudited)                         2002      2001      2002     2001
---------------------------------------------------------------------
Cash provided by operating
 activities                        $ 195     $ 107     $ 589    $ 588
---------------------------------------------------------------------
Cash provided by (used in)
 investing activities
Property, plant and equipment       (62)      (87)     (228)    (474)
Short-term investments                 -       107       159    (153)
Other                                  4       (6)        11     (19)
---------------------------------------------------------------------
Cash provided by (used in)
 investing activities               (58)        14      (58)    (646)
---------------------------------------------------------------------
Cash provided by (used in)
 financing activities
Capital stock                          -         1        83        7
Long-term debt
 Proceeds                              -         -         -       55
 Repayments                         (22)     (125)      (25)    (152)
Dividends                           (59)      (49)     (119)     (93)
---------------------------------------------------------------------
Cash used in financing activities   (81)     (173)      (61)    (183)
---------------------------------------------------------------------
Effect of exchange rate changes
 on cash and equivalents               -       (1)         -      (1)
Increase (decrease) in cash
 and equivalents                      56      (53)       470    (242)
Cash and equivalents at
 beginning of period                 988       627       574      816
---------------------------------------------------------------------
Cash and equivalents at end
 of period                       $ 1,044     $ 574   $ 1,044    $ 574
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        18                    FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States
 dollars, US GAAP basis)                As at Dec. 31, As at Dec. 31,
(Unaudited)                                       2002           2001
---------------------------------------------------------------------
Assets
 Current assets
 Cash and equivalents                          $ 1,044          $ 574
 Short-term investments                             30            205
 Accounts receivable                                72             60
 Inventories and other current assets              206            223
---------------------------------------------------------------------
                                                 1,352          1,062
 Property, plant and equipment                   3,322          3,621
 Capitalized mining costs, net                     272            301
 Other assets                                      315            218
---------------------------------------------------------------------
                                               $ 5,261        $ 5,202
---------------------------------------------------------------------
Liabilities
 Current liabilities
 Accounts payable                                $ 164          $ 175
 Other current liabilities                         319            308
---------------------------------------------------------------------
                                                   483            483
 Long-term debt                                    761            793
 Other long-term obligations                       422            443
 Deferred income taxes                             261            291
---------------------------------------------------------------------
                                                 1,927          2,010
---------------------------------------------------------------------
Shareholders' equity
 Capital stock                                   4,148          4,062
 Deficit                                         (689)          (763)
 Accumulated other comprehensive loss            (125)          (107)
---------------------------------------------------------------------
                                                 3,334          3,192
---------------------------------------------------------------------
                                               $ 5,261        $ 5,202
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        19                    FINANCIAL STATEMENTS

Consolidated Statement of Changes
in Shareholders' Equity

(in millions of United    Capital stock          Accumulated    Total
 States dollars,      -------------------              other   share-
US GAAP basis)            Shares               comprehensive holders'
 (Unaudited)          (millions)   Amount  (Deficit)    loss   equity
---------------------------------------------------------------------
Balance Dec
 31, 2001                    536  $ 4,062   $  (763) $ (107) $  3,192
Capital stock                  6       86                          86
Net income                                       193              193
Dividends paid                                 (119)            (119)
Other comprehensive loss                                (18)     (18)
---------------------------------------------------------------------
Balance Dec. 31, 2002        542  $ 4,148    $ (689) $ (125)  $ 3,334
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        20                    FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements (US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis.
References to C$ and A$ are to Canadian and Australian dollars, respectively.

1  BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with
United States generally accepted accounting principles ("US GAAP") for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2001.

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company
("Homestake"). The merger was accounted for as a pooling-of-interests. The unaudited interim consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and
Homestake had always been combined. Certain reclassifications have been made to conform the presentation of
Barrick and Homestake.

2  ACCOUNTING CHANGES

A  Goodwill and Other Intangible Assets

We adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective January 1,
2002. Since we had no goodwill or other intangible assets at the date of adoption, the implementation of this accounting change had no effect on our consolidated financial statements.

B  Accounting for the Impairment or Disposal of Long-lived Assets

We adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS
144), effective January 1, 2002. The adoption of this new statement had no effect on our consolidated financial statements.

BARRICK FOURTH QUARTER REPORT        21           NOTES TO FINANCIAL STATEMENTS

C  Deferred stripping costs

Historically, we classified deferred stripping costs as part of property, plant and equipment on our
Consolidated Balance Sheet. In 2002 we began classifying these costs as a separate line item, Capitalized mining costs. Total capitalized mining costs at December 31, 2002 were $272 million. The comparative amount at December 31, 2001 of $301 million, has also been reclassified.

Also, we historically classified expenditures for stripping costs as part of purchases of property, plant and equipment in Investing activities in our Consolidated Statement of Cash Flows. In 2002, we began classifying these expenditures as part of Changes in capitalized mining costs, in Operating activities.
Expenditures for stripping costs for the year ended December 31, 2002 were $121 million. We also reclassified the comparative amount for 2001 of $133 million. We made these changes to reflect the operating nature of stripping activities. The changes had no effect on earnings.

3  CAPITAL STOCK

A  Net income per share

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three and twelve month periods ended December 31, 2002 which amounted to 541 million shares (2001 - 536 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three month and twelve month periods ended December 31, 2002 and 2001 were 541 million shares and 538 million shares, respectively.

B  Common share purchase options
---------------------------------------------------------------------
                                       Weighted              Weighted
                             Common     average     Common    average
                             shares       price     shares      price
                         (millions)        (C$) (millions)      (US$)
---------------------------------------------------------------------
Outstanding as at December
 31, 2001                        19      $ 28.29         6    $ 16.67
   Granted                        6        24.71         -          -
   Exercised                    (4)        24.79       (2)      11.99
Cancelled or expired            (2)        33.99       (1)      25.10
---------------------------------------------------------------------
Outstanding as at
 December 31, 2002               19      $ 27.19         3    $ 18.33
---------------------------------------------------------------------

FASB Statement No. 123 ( SFAS 123) encourages, but does not require, companies to include in compensation cost the fair value of stock options granted to employees. A Company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value on the date the award is granted. The fair value of common share purchase options granted in the twelve month period ended December
31, 2002 was $38 million, estimated using the Black-Scholes model with the following assumptions: a 6-year expected term, 40% volatility, interest rates of 5% and an expected dividend yield of 1.4%. Under SFAS 123, the cost of stock compensation, and the resulting pro forma net income and net income per share would be as follows:

---------------------------------------------------------------------
                              Three months ended  Twelve months ended
                                    December 31,         December 31,
                                2002        2001       2002      2001
---------------------------------------------------------------------
Stock compensation cost          $ 6         $ 8      $  21     $  31
Pro forma net income (loss)     $ 48     $ (117)      $ 172      $ 65
Pro forma net income (loss)
 per share (dollars)         $  0.09    $ (0.22)     $ 0.32    $ 0.12
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        22           NOTES TO FINANCIAL STATEMENTS

C  Dividends

In the twelve months ended December 31, 2002, the Company declared and paid dividends in United States dollars totaling $0.22 per share.

4  INVENTORIES AND OTHER CURRENT ASSETS

---------------------------------------------------------------------
                                        Dec. 31, 2002   Dec. 31, 2001
---------------------------------------------------------------------
Gold in process and ore in stockpiles           $ 100           $ 134
Mine operating supplies                            59              57
Derivative assets (note 5)                         37              17
Prepaid expenses                                   10              15
---------------------------------------------------------------------
                                                $ 206           $ 223
---------------------------------------------------------------------

Gold in process and ore in stockpiles excludes $61 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

5  DERIVATIVE INSTRUMENTS

A  Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate favourable credit, tenor and flexible terms into the contracts. The underlyings in the contracts include commodities, interest rates, foreign currency exchange rates and bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instruments we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001.

BARRICK FOURTH QUARTER REPORT        23           NOTES TO FINANCIAL STATEMENTS

B Gold and silver contracts outstanding at December 31, 2002

---------------------------------------------------------------------
Maturity/Scheduled
 for delivery in  2003     2004     2005   2006   2007 2008+    Total
---------------------------------------------------------------------
Gold contracts
Spot deferred
 contracts
  Ounces
   (thousands)   2,800    1,350    1,550  1,540  1,500 7,200   15,940
  Average price
   per ounce     $ 340    $ 345    $ 335  $ 338  $ 340 $ 343    $ 341
Variable price
 gold sales and
 option contracts
With "caps"
  Ounces
   (thousands)     250      300      300    250      -   900    2,000
  Average price
   per ounce at cap
   expiry date   $ 344    $ 310    $ 317  $ 332      - $ 369    $ 345
With "caps" and
 "floors"
  Ounces
   (thousands)     150        -        -      -      -     -      150
  Cap price per
   ounce         $ 310        -        -      -      -     -    $ 310
  Floor price per
   ounce         $ 280        -        -      -      -     -    $ 280
---------------------------------------------------------------------
Total gold
 ounces
 (thousands)     3,200    1,650    1,850  1,790  1,500 8,100   18,090
Average price
 per ounce       $ 339    $ 339    $ 332  $ 337  $ 340 $ 346    $ 341
---------------------------------------------------------------------

Silver contracts
Spot deferred
 contracts
  Ounces
   (thousands)  11,000    9,000    9,000  3,300  3,000     -   35,300
  Average price
   per ounce    $ 4.95   $ 5.14   $ 5.14 $ 5.19 $ 5.19     -   $ 5.09
Written silver
 call options
  Ounces
   (thousands)   3,750    5,000    2,000      -      -     -   10,750
  Average exercise
   price per
   ounce        $ 5.27   $ 5.28   $ 5.00      -      -     -   $ 5.22
---------------------------------------------------------------------
Total silver
 ounces
 (thousands)    14,750   14,000   11,000  3,300  3,000     -   46,050
Average price
 per ounce      $ 5.03   $ 5.19   $ 5.11 $ 5.19 $ 5.19     -   $ 5.12
---------------------------------------------------------------------

In addition to the above-noted contracts, we also have off-take contracts for the sale of 1.7 million ounces of gold spread over 10 years, at then prevailing spot prices.

The largest single counterparty as of December 31, 2002 made up 13% of outstanding gold sales commitments.

Spot deferred gold sales contracts

We have entered into spot deferred gold sales contracts, with various counterparties, that fix selling prices at interim delivery dates for future gold production, and which act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date for any time during this period. At the time an interim delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

The average price of the spot deferred gold sales contracts in the table above reflects fixed prices at interim delivery dates and expected future price assumptions for periods where expected delivery dates differ from interim delivery dates. The large majority of contracts are fixed through 2006. The expected contract prices are determined based on estimated gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates. In estimating these forward prices, we have incorporated an average gold lease rate assumption of 1.5% and assumptions of U.S. dollar interest rates consistent with market

BARRICK FOURTH QUARTER REPORT        24           NOTES TO FINANCIAL STATEMENTS

quotations for such rates. Variations between the estimated and actual forward price, influenced by variations between estimated and actual gold lease rates and U.S. dollar interest rates, will affect the final realized selling price.

Gold lease rate exposure is accounted for separately from our spot deferred gold sales contracts, and the economic impact flows through our earnings each quarter as part of "non-hedge derivative gains (losses)".
This gold lease rate exposure is 6.4 million ounces spread from 2004 to 2012, mainly for contracts with expected delivery dates beyond 2006.

Variable price gold sales contracts

Variable price gold sales contracts are contracts to deliver a specified quantity of gold on a future date determined by us. The contracts have a final delivery date of up to 15 years from the start date, but we have the right to set a delivery date at any time during this 15-year period. All of the variable price gold sales contracts have expected delivery dates beyond 2007. The contract price equals the gold spot price on the interim delivery date subject to a specified maximum ("cap") based on market conditions in the years shown in the table above, plus a fixed premium payable to us. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these interim delivery dates to the expected delivery date beyond 2007. Certain of these contracts also have a specified minimum
("floor") price.

Spot deferred silver sales contracts and written silver call options

Spot deferred silver sales contracts have the same delivery terms and pricing mechanism as spot deferred gold sales contracts. A group of these contracts totaling 14.3 million ounces of silver are accounted for as normal sales contracts, as it is probable that we will physically deliver silver production into the contracts. For a separate group of contracts totaling 21 million ounces, we intend to financially settle these contracts, and therefore they are accounted for as derivatives under FAS 133. These contracts were marked to market until November 8, 2002 when we designated these contracts as cash flow hedges.

Changes in fair value of our written silver call options are recorded in earnings as they occur.

BARRICK FOURTH QUARTER REPORT        25           NOTES TO FINANCIAL STATEMENTS

C  Other derivative instruments outstanding as at December 31, 2002
---------------------------------------------------------------------
Maturity          2003    2004    2005    2006   2007  2008+    Total
---------------------------------------------------------------------

Interest rate
 contracts
Receive fixed
 - swaps and
 swaptions
Notional
 amount
 (millions)          -   $ 250    $ 75   $ 100  $ 475      -    $ 900
Fixed rate
 (%)                 -    3.5%    2.7%    3.0%   5.6%      -     4.5%
Pay fixed -
 swaps and
 swaptions
Notional
 amount
 (millions)          -       -       -       -      -  $ 344    $ 344
Fixed rate
 (%)                 -       -       -       -      -   5.6%     5.6%
---------------------------------------------------------------------
Net notional
 position                $ 250    $ 75   $ 100  $ 475 $(344)    $ 556
---------------------------------------------------------------------

Total return swaps
Notional
 amount
 (millions)          -       -    $ 17       -      -      -     $ 17
---------------------------------------------------------------------

Foreign currency
 contracts
Canadian Dollar
 Forwards
  C$ (millions)  $ 101   $ 118    $ 91       -      -      -    $ 310
  Average Price
   (US cents)     0.65    0.64    0.63       -      -      -     0.64
Canadian Dollar
 Min-Max Contracts
  C$ (millions)  $ 173       -       -       -      -      -    $ 173
  Average Cap
   Price (US
   cents)         0.65       -       -       -      -      -     0.65
  Average Floor
   Price (US
   cents)         0.63       -       -       -      -      -     0.63
Australian Dollar
 Forwards
  A$ (millions)  $ 175   $ 311   $ 283    $ 10      -      -    $ 779
  Average Price
   (US cents)     0.51    0.51    0.51    0.52      -      -     0.51
Australian Dollar
 Min-Max Contracts
  A$ (millions)  $ 339    $ 10    $ 10    $ 10      -      -    $ 369
  Average Cap
   Price (US
   cents)         0.55    0.52    0.52    0.52      -      -     0.55
  Average Floor
   Price (US
   cents)         0.52    0.51    0.51    0.51      -      -     0.52

Fuel contracts
Barrels WTI
 (thousands)       240       -       -       -      -      -      240
Cap               $ 30       -       -       -      -      -     $ 30
Floor             $ 18       -       -       -      -      -     $ 18
---------------------------------------------------------------------

Our interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

- we have elected cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$457 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,065 million;

- we have elected receive fixed interest rate swaps with a total notional amount of $650 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected receive fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures.

BARRICK FOURTH QUARTER REPORT        26           NOTES TO FINANCIAL STATEMENTS

- we have elected an amortizing pay fixed interest rate swap with a total notional amount of $194 million as at December 31, 2002 to be accounted as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu.

D  Unrealized fair value of derivative instruments (excluding normal sales contracts)

---------------------------------------------------------------------
                               Three months ended Twelve months ended
                                December 31, 2002   December 31, 2002
---------------------------------------------------------------------
Fair value of derivative
 instruments at beginning of period           $ 8              $ (16)
Derivative instruments entered into
 or settled                                     -                 (2)
Change in fair value of derivative
 instruments:
   Non-hedge derivative gains (losses)       (14)                 (6)
   Cash flow hedges                            31                  49
   Fair value hedges                            4                   4
---------------------------------------------------------------------
Fair value of derivative instruments
 at end of period                            $ 29                $ 29
---------------------------------------------------------------------

E  Non-hedge derivative gains (losses)

---------------------------------------------------------------------
                               Three months ended Twelve months ended
                                December 31, 2002   December 31, 2002
---------------------------------------------------------------------
                                   2002      2001      2002      2001
Commodity contracts               $ (3)      $ 42     $ (2)      $ 57
Currency contracts                    4         6         8      (15)
Interest and lease rate contracts  (15)      (45)      (12)       (9)
---------------------------------------------------------------------
                                 $ (14)       $ 3     $ (6)      $ 33
---------------------------------------------------------------------

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.
Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

BARRICK FOURTH QUARTER REPORT        27           NOTES TO FINANCIAL STATEMENTS

A  Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National
Priorities List ("NPL") of known or threatened releases of such substances. Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL.

B  Litigation and claims

Inmet litigation

In October 1997, Homestake Canada Inc. ("HCI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the
Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of
C$88.2 million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of
Appeal. Inmet filed a notice of Appeal of the decision denying Inmet the pre-judgment interest. A letter of credit of about C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of
Appeal, pending a decision on the appeal.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals
Ltd., certain of its directors and officers or former directors and officers and others in the United
States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended
Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of

BARRICK FOURTH QUARTER REPORT        28           NOTES TO FINANCIAL STATEMENTS

the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc.
("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company ("J.P. Morgan") as the defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer
Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a
$141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK FOURTH QUARTER REPORT        29           NOTES TO FINANCIAL STATEMENTS

7 SEGMENT INFORMATION

---------------------------------- ----------------------------------
               Three       Twelve                 Three       Twelve
              months       months                months       months
               ended        ended                 ended        ended
         December 31, December 31,          December 31, December 31,
            2002  2001  2002  2001             2002  2001  2002  2001
---------------------------------- ----------------------------------
                                   Income before
Gold sales                           income taxes
 Goldstrike $181 $ 194 $ 676 $ 767  Goldstrike   37    27    89   156
 Pierina      96    84   303   297  Pierina       2    22    46    77
 Eskay Creek  31    21   121    98  Eskay Creek  11     8    57    42
 Bulyanhulu   42     8   134    56  Bulyanhulu    9     -    16     4
 Kalgoorlie   33    23   124   117  Kalgoorlie    5   (3)    21    20
 Hemlo        30    22    97    93  Hemlo        10     3    22    22
 Plutonic     28    17   105    89  Plutonic      9     3    36    28
 Round                              Round
  Mountain    29    22   132   116   Mountain     5   (3)    32    21
 Other        56   115   275   356  Other        10    27    58    38
---------------------------------- ----------------------------------
             526   506 1,967 1,989               98    84   377   408
Operating                          Exploration and
  costs                             business
 Goldstrike  109   118   440   473  development(27)  (27) (104) (103)
 Pierina      44    12    96    45 Corporate
Eskay Creek    6     3    16    16   expenses,
Bulyanhulu    20     5    78    35   net       (27)  (31)  (92)  (80)
Kalgoorlie    23    22    84    80  Merger and
Hemlo         17    14    65    61   related
Plutonic      16    11    58    49   costs        2 (117)     2 (117)
Round                              Non-hedge
 Mountain     19    20    79    77  derivative
Other         30    73   155   244  gain (loss)(14)     3   (6)    33
---------------------------------- Provision for
             284   278 1,071 1,080  mining assets
----------------------------------  and other unusual
                                    charges       -  (59)     -  (59)
                                   Income taxes  22    38    16    14
                                   ----------------------------------
                                   Net Income
                                    (loss)     $ 54 $(109) $193  $ 96
Amortization                       ----------------------------------
 Goldstrike   35    49   147   138 Capital expenditures
 Pierina      50    50   161   175  Goldstrike $11  $  23 $  46 $ 122
 Eskay Creek  14    10    48    40  Bulyanhulu  12     28    56   153
 Bulyanhulu   13     3    40    17  Pierina      1      8     5    23
 Kalgoorlie    5     4    19    17  Eskay Creek  -      2     8    10
 Hemlo         3     5    10    10  Kalgoorlie   7      -    14     6
 Plutonic      3     3    11    12  Hemlo        1      2     6     6
 Round                              Plutonic     6      4    20    11
  Mountain     5     5    21    18  Round
 Other        16    15    62    74   Mountain    1      3     8    15
----------------------------------  Pascua-Lama  2     12    11    69
             144   144   519   501  Cowal        6      -    13    13
----------------------------------  Other       15      5    41    46
                                   ----------------------------------
                                              $ 62  $ 87  $ 228 $ 474
                                   ----------------------------------

BARRICK FOURTH QUARTER REPORT        30           NOTES TO FINANCIAL STATEMENTS

8 COMPREHENSIVE INCOME
---------------------------------------------------------------------
                             Three months ended   Twelve months ended
                                   December 31,          December 31,
                                2002       2001       2002       2001
---------------------------------------------------------------------
Net income                      $ 54    $ (109)      $ 193       $ 96
Foreign currency
 translation adjustments           2          8       (21)       (26)
Transfers of (gains)
 losses on derivative
 instruments to earnings
 (note 5C)                       (8)        (2)       (21)         25
Change in fair value of
 cash flow hedges (note
 5C) (net of tax effects)         17          -         28          -
SFAS 133 transition
 adjustment                        -          -          -          -
Other                              -        (6)        (4)       (11)
---------------------------------------------------------------------
Comprehensive income
 (loss)                         $ 65    $ (109)      $ 175       $ 84
---------------------------------------------------------------------

9 RECONCILIATION OF NET INCOME TO CASH PROVIDED BY
  OPERATING ACTIVITIES
---------------------------------------------------------------------
                             Three months ended   Twelve months ended
                                   December 31,          December 31,
                                2002       2001       2002       2001
---------------------------------------------------------------------
Net income (loss)               $ 54    $ (109)      $ 193       $ 96
Non-cash charges
 (credits):
Merger and related costs         (2)        117        (2)        117
Amortization                     144        144        519        501
Reclamation costs                  8         13         34         54
Deferred income taxes           (66)       (49)       (75)       (50)
Changes in operating
 assets and liabilities:
Payments of reclamation
 and closure costs              (27)          -       (70)       (35)
Changes in capitalized
 mining costs                     18         18         29         17
Accounts receivable              (7)       (79)       (12)        (2)
Inventories and other
 current assets                  (2)         98         32         67
Accounts payable and
 other current liabilities       142          6         50      (135)
Payments of merger and
 related costs                  (12)       (13)       (50)       (13)
Other items                     (55)       (39)       (59)       (29)
---------------------------------------------------------------------
Cash provided by
 operating activities          $ 195      $ 107      $ 589      $ 588
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        31           NOTES TO FINANCIAL STATEMENTS

10 HOMESTAKE CANADA INC. ("HCI")

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as
0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights.

As at December 31, 2002, 1.6 million of the HCI exchangeable shares were outstanding and are equivalent to
0.8 million Barrick common shares. As at December 31, 2002, we had reserved 0.8 million Barrick shares for issuance on exchange of the HCI exchangeable shares outstanding.

Summarized consolidated financial information for HCI is as follows:

---------------------------------------------------------------------
                             December 31, 2002      December 31, 2001
---------------------------------------------------------------------
Current assets                            $ 91                   $ 43
Non-current assets                         236                    345
---------------------------------------------------------------------
Total assets                             $ 327                  $ 388
---------------------------------------------------------------------
Other current liabilities                 $ 75                   $ 76
Notes payable                              407                    416
Other long-term liabilities                 18                     12
Deferred income taxes                      122                    121
Shareholders' equity                     (295)                  (237)
---------------------------------------------------------------------
Total liabilities and shareholders'
 equity                                  $ 327                  $ 388
---------------------------------------------------------------------

---------------------------------------------------------------------
                              Three months ended  Twelve months ended
                                    December 31,         December 31,
                                 2002       2001      2002       2001
---------------------------------------------------------------------
Total revenues and other income  $ 62       $ 73     $ 203      $ 175
Less: costs and expenses           53        160       191        281
---------------------------------------------------------------------
Income (loss) before
 taxes                            $ 9     $ (87)      $ 12    $ (106)
---------------------------------------------------------------------
Net income (loss)                 $ 6     $ (70)     $ (1)     $ (84)
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        32           NOTES TO FINANCIAL STATEMENTS

                                           UNITED STATES
                   -------------------------------------------------------------
                       Betze-Post         Meikle      Goldstrike           Round
                                                           Total        Mountain
Three months ended
 December 31,        2002    2001    2002   2001    2002    2001    2002    2001
---------------------------------  -------------  --------------  --------------
Tons mined
 (thousands)       34,123  36,761     441    350  34,564  37,111   7,359   8,888
Tons processed
 (thousands)        2,697   2,604     448    354   3,145   2,958   7,234   7,503
Average grade
 (ounces per ton)   0.181   0.173   0.468  0.481   0.222   0.211   0.015   0.016
Recovery rate
 (percent)          83.2%   83.6%   92.0%  92.3%   85.9%   86.0%     n/a     n/a
---------------------------------  -------------  --------------  --------------
Production
 (thousands of
 ounces)              406     366     193    157     599     523      89      72

Production costs
 per ounce
 Cash operating
  costs             $ 212   $ 193   $ 168  $ 154   $ 199   $ 180   $ 191   $ 208
 Royalties and
  production taxes      8       5      16      8      11       7      21      13
---------------------------------  -------------  --------------  --------------
 Total cash costs     220     198     184    162     209     187     212     221
 Amortization          44      43     122    148      69      77      58      52
 Reclamation            4       3       2      2       3       3      14      14
---------------------------------  -------------  --------------  --------------
Total production
 costs              $ 268   $ 244   $ 308  $ 312   $ 281   $ 267   $ 284   $ 287
---------------------------------  -------------  --------------  --------------
Capital expenditures
 (US$ millions)     $   6   $   5   $   5  $  18   $  11   $  23   $   1   $   3
---------------------------------  -------------  --------------  --------------

Twelve months ended
 December 31,        2002    2001    2002   2001    2002    2001    2002    2001
---------------------------------  -------------  --------------  --------------
Tons mined
 (thousands)      142,898 154,233   1,635  1,373 144,533 155,606  31,573  35,122
Tons processed
 (thousands)       10,322   9,187   1,638  1,375  11,960  10,562  31,111  29,330
Average grade
 (ounces per ton)   0.164   0.200   0.428  0.560   0.200   0.250   0.018   0.017
Recovery rate
 (percent)          83.3%   85.1%   91.3%  93.0%   85.7%   87.4%     n/a     n/a
---------------------------------  -------------  --------------  --------------
Production
 (thousands of
 ounces)            1,410   1,550     640    713   2,050   2,263     378     373

Production costs
 per ounce
 Cash operating
  costs             $ 221   $ 207   $ 184  $ 133   $ 209   $ 183   $ 172   $ 176
 Royalties and
  production taxes      7       8      14     14       9      10      15      11
---------------------------------  -------------  --------------  --------------
 Total cash costs     228     215     198    147     218     193     187     187
 Amortization          54      49     119     72      74      57      54      46
 Reclamation            4       3       2      2       3       3      15      16
---------------------------------  -------------  --------------  --------------
Total production
 costs              $ 286   $ 267   $ 319  $ 221   $ 295   $ 253   $ 256   $ 249
---------------------------------  -------------  --------------  --------------
Capital expenditures
 (US$ millions)      $ 12   $  32   $  34  $  90   $  46   $ 122   $   8   $  15
---------------------------------  -------------  --------------  --------------

BARRICK FOURTH QUARTER REPORT        33                         MINE STATISTICS

                                       AUSTRALIA
                    ------------------------------------------------------------
                         Plutonic         Darlot         Lawlers      Kalgoorlie
Three months ended
 December 31,        2002    2001    2002   2001    2002    2001    2002    2001
---------------------------------  -------------  --------------  --------------
Tons mined
 (thousands)        3,486   2,699     211    206   1,960     158  12,143  11,522
Tons processed
 (thousands)          938     888     220    210     183     196   1,785   1,704
Average grade
 (ounces per ton)   0.101   0.070   0.182  0.147   0.161   0.174   0.063   0.061
Recovery rate
 (percent)          88.4%   92.6%   97.5%  96.3%   97.4%   96.0%   80.7%   83.6%
---------------------------------  -------------  --------------  --------------
Production
 (thousands of
 ounces)               84      62      40     30      29      33      98      93

Production costs
 per ounce
 Cash operating
  costs             $ 177   $ 175   $ 155  $ 187   $ 180   $ 153   $ 224   $ 240
 Royalties and
  production taxes     10       6       8      7       8       6       7       7
---------------------------------  -------------  --------------  --------------
 Total cash costs     187     181     163    194     188     159     231     247
 Amortization          42      39      49     48      38      48      53      45
 Reclamation            3       4       2      2       5       7       5       5
---------------------------------  -------------  --------------  --------------
Total production
 costs              $ 232   $ 224   $ 214  $ 244   $ 231   $ 214   $ 289   $ 297
---------------------------------  -------------  --------------  --------------
Capital expenditures
 (US$ millions)     $   6   $   4   $   2  $   1   $   3   $   1   $   7       -
---------------------------------  -------------  --------------  --------------

Twelve months ended
 December 31,        2002    2001    2002   2001    2002    2001    2002    2001
---------------------------------  -------------  --------------  --------------
Tons mined
 (thousands)       14,289  12,134     840    794   4,746     628  46,324  46,301
Tons processed
 (thousands)        3,532   3,496     849    806     718     775   7,051   6,596
Average grade
 (ounces per ton)   0.097   0.091   0.176  0.161   0.162   0.141   0.061   0.066
Recovery rate
 (percent)          89.5%   91.3%   97.2%  96.5%   97.3%   95.2%   82.6%   84.3%
---------------------------------  -------------  --------------  --------------
Production (thousands
 of ounces)           307     288     145    125     113     104     360     384

Production costs
 per ounce
 Cash operating
  costs             $ 175   $ 159   $ 160  $ 167   $ 171   $ 184   $ 215   $ 196
 Royalties and
  production taxes      9       7       8      6       8       7       7       7
---------------------------------  -------------  --------------  --------------
 Total cash costs     184     166     168    173     179     191     222     203
 Amortization          36      41      45     44      37      45      52      42
 Reclamation            2       4       2      2       5       7       5       7
---------------------------------  -------------  --------------  --------------
Total production
 costs              $ 222   $ 211   $ 215  $ 219   $ 221   $ 243   $ 279   $ 252
---------------------------------  -------------  --------------  --------------
Capital expenditures
 (US$ millions)      $ 20    $ 11     $ 7   $ 11     $ 7     $ 5    $ 14     $ 6
---------------------------------  -------------  --------------  --------------

BARRICK FOURTH QUARTER REPORT        34                         MINE STATISTICS

Mine Statistics
                                              CANADA
---------------------------------------------------------------------
                                                                Holt-
Three months ended                  Hemlo   Eskay Creek     McDermott
 December 31,                2002    2001   2002   2001   2002   2001
---------------------------------------------------------------------
Tons mined (thousands)      1,102     902     69     62    142    133
Tons processed
 (thousands)                  494     491     67     60    142    133
Average grade (ounces per
 ton)                       0.177   0.196  1.511  1.551  0.162  0.194
Recovery rate (percent)     95.5%   94.1%  92.5%  93.1%  94.2%  95.5%
---------------------------------------------------------------------
Production (thousands of
 ounces)                       83      91     97     82     22     26

Production costs per ounce
 Cash operating costs        $177    $157    $47    $38   $193   $150
 Royalties and production
  taxes                         7       6      4      3      -      2
---------------------------------------------------------------------
 Total cash costs             184     163     51     41    193    152
 Amortization                  35      32    141    126     88     88
 Reclamation                    3       4      1      1      2      8
---------------------------------------------------------------------
Total production costs       $222    $199   $193   $168   $283   $248
---------------------------------------------------------------------
Capital expenditures (US$
 millions)                     $1      $2     $-     $2     $2     $2
---------------------------------------------------------------------

Twelve months ended
 December 31,                2002    2001   2002   2001   2002   2001
---------------------------------------------------------------------
Tons mined (thousands)      4,114   3,438    254    230    520    489
Tons processed
 (thousands)                1,906   1,925    256    229    520    497
Average grade (ounces per
 ton)                       0.149   0.167  1.502  1.546  0.170  0.177
Recovery rate (percent)     94.7%   93.1%  92.5%  93.1%  94.6%  95.4%
---------------------------------------------------------------------
Production (thousands of
 ounces)                      269     308    359    321     84     84

Production costs per ounce
 Cash operating costs        $216    $189    $36    $46   $173   $163
 Royalties and production
  taxes                         8       7      4      3      -      2
---------------------------------------------------------------------
 Total cash costs             224     196     40     49    173    165
 Amortization                  36      31    133    126     92     88
 Reclamation                    4       5      1      1      4      5
---------------------------------------------------------------------
Total production costs       $264    $232   $174   $176   $269   $258
---------------------------------------------------------------------
Capital expenditures (US$
 millions)                     $6      $6     $8    $10     $7     $7
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        35                         MINE STATISTICS

Mine Statistics
                                     PERU               TANZANIA
---------------------------------------------------------------------
Three months ended                      Pierina            Bulyanhulu
 December 31,                   2002       2001        2002      2001
---------------------------------------------------------------------
Tons mined (thousands)         8,865      8,051         260       153
Tons processed
 (thousands)                       -          -         274       272
Average grade (ounces per ton) 0.095      0.092       0.426     0.403
Recovery rate (percent)            -          -       86.2%     84.4%
---------------------------------------------------------------------
Production (thousands of
 ounces)                         281        219         101        93

Production costs per ounce
 Cash operating costs            $95        $40        $177      $181
 Royalties and production taxes    -          -           8         8
---------------------------------------------------------------------
 Total cash costs                 95         40         185       189
 Amortization                    180        185         115        97
 Reclamation                      11          8           1         1
---------------------------------------------------------------------
Total production costs          $286       $233        $301      $287
---------------------------------------------------------------------
Capital expenditures (US$
 millions)                        $1         $8         $12       $28
---------------------------------------------------------------------

Twelve months ended
 December 31,                   2002       2001        2002      2001
---------------------------------------------------------------------
Tons mined (thousands)        32,311     30,742         944       455
Tons processed
 (thousands)                       -          -       1,075       778
Average grade (ounces per ton) 0.080      0.097       0.385     0.380
Recovery rate (percent)            -          -       86.1%     82.3%
---------------------------------------------------------------------
Production (thousands of
 ounces)                         898        911         356       242

Production costs per ounce
 Cash operating costs            $80        $40        $190      $186
 Royalties and production taxes    -          -           8        11
---------------------------------------------------------------------
 Total cash costs                 80         40         198       197
 Amortization                    180        187         101        97
 Reclamation                      11          8           1         1
---------------------------------------------------------------------
Total production costs          $271       $235        $300      $295
---------------------------------------------------------------------
Capital expenditures (US$
 millions)                        $5        $23         $56      $153
---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT        36                         MINE STATISTICS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES

For the year ended
 December 31,                             2002                   2001
---------------------------------------------------------------------
                            Tons  Grade Ounces      Tons Grade Ounces
Based on attributable             (oz/                   (oz/
 ounces                  (000's)  ton) (000's)   (000's) ton) (000's)
---------------------------------------------------------------------
UNITED STATES
 Betze-Post (proven and
            probable)    107,130  0.150 16,051   108,854 0.151 16,433
           (mineral
            resource)     47,617  0.070  3,321    49,861 0.069  3,450
---------------------------------------------------------------------
 Meikle    (proven and
            probable)      9,770  0.398  3,888     8,992 0.439  3,946
           (mineral
            resource)     12,926  0.396  5,119    13,512 0.433  5,847
---------------------------------------------------------------------
 Goldstrike
  Property
  Total    (proven and
           probable)     116,900  0.171 19,939   117,846 0.173 20,379
           (mineral
            resource)     60,543  0.139  8,440    63,373 0.147  9,297
---------------------------------------------------------------------
 Round Mountain
  (50%)    (proven and
            probable)     96,057  0.020  1,875   118,489 0.019  2,245
           (mineral
            resource)     27,282  0.012    333    32,857 0.015    493
---------------------------------------------------------------------
 Marigold
  (33%)    (proven and
            probable)     26,351  0.026    678    25,177 0.027    680
           (mineral
            resource)     43,248  0.014    621    44,115 0.014    632
---------------------------------------------------------------------
CANADA
 Eskay
  Creek    (proven and
            probable)      1,433  0.998  1,430     1,426 1.245  1,775
           (mineral
            resource)        480  0.442    212       575 0.504    290
---------------------------------------------------------------------
 Hemlo
  (50%)    (proven and
           probable)      19,726  0.107  2,118    21,788 0.116  2,517
           (mineral
            resource)      6,678  0.119    798    17,823 0.067  1,203
---------------------------------------------------------------------
 Holt-
 McDermott (proven and
            probable)        847  0.182    154     1,371 0.214    293
           (mineral
            resource)        755  0.254    192     2,188 0.237    518
---------------------------------------------------------------------
SOUTH AMERICA
 Pascua-
  Lama     (proven and
            probable)    296,411  0.057 16,862   296,411 0.057 16,862
           (mineral
            resource)    242,686  0.029  6,962   242,686 0.030  7,166
---------------------------------------------------------------------
 Veladero  (proven and
            probable)    254,311  0.037  9,384   196,573 0.043  8,416
           (mineral
            resource)    213,971  0.024  5,154   133,003 0.030  3,954
---------------------------------------------------------------------
 Pierina   (proven and
            probable)     70,343  0.051  3,602    89,233 0.053  4,748
           (mineral
            resource)     41,072  0.016    649    89,056 0.015  1,332
---------------------------------------------------------------------
 Alto
  Chicama  (proven and
            probable)    120,948  0.054  6,535         -     -      -
           (mineral
            resource)     81,172  0.037  3,043         -     -      -
---------------------------------------------------------------------
AUSTRALIA
 Plutonic  (proven and
            probable)     13,976  0.181  2,533     8,526 0.186  1,588
           (mineral
            resource)     26,682  0.130  3,470    19,991 0.134  2,686
---------------------------------------------------------------------
 Lawlers   (proven and
            probable)      3,407  0.149    509     3,539 0.143    505
           (mineral
            resource)     10,705  0.131  1,401     4,386 0.195    854
---------------------------------------------------------------------
 Darlot    (proven and
            probable)      8,202  0.155  1,269     8,062 0.166  1,341
           (mineral
            resource)      4,225  0.131    552     4,654 0.118    549
---------------------------------------------------------------------
 Yilgarn
  District
  Total    (proven and
            probable)     25,585  0.168  4,311    20,127 0.171  3,434
           (mineral
            resource)     41,612  0.130  5,423    29,031 0.141  4,089
---------------------------------------------------------------------
 Kalgoorlie
  (50%)    (proven and
            probable)     96,898  0.057  5,551    93,641 0.061  5,724
           (mineral
            resource)     48,690  0.054  2,621   118,443 0.079  9,303
---------------------------------------------------------------------
 Cowal     (proven and
            probable)     75,922  0.037  2,835    56,395 0.049  2,770
           (mineral
            resource)     64,673  0.034  2,222    68,413 0.031  2,133
---------------------------------------------------------------------
AFRICA
 Bulyanhulu (proven and
            probable)     27,420  0.425 11,653    28,026 0.428 12,009
           (mineral
            resource)      9,018  0.465  4,195     9,255 0.465  4,308
---------------------------------------------------------------------

OTHER      (proven and
            probable)          -      -      -     3,795 0.111    420
           (mineral
            resource)      1,816  0.389    706    12,555 0.141  1,773
---------------------------------------------------------------------

TOTAL      (proven and
            probable)  1,229,152  0.071 86,927 1,070,298 0.077 82,272
           (mineral
            resource)    883,696  0.047 41,571   863,373 0.054 46,491

---------------------------------------------------------------------

BARRICK FOURTH QUARTER REPORT      37     MINERAL RESERVES AND MINERAL RESOURCES

MINERAL RESERVES AND RESOURCES NOTE

Mineral reserves ("reserves") have been calculated as at December 31, 2002 (except for Alto Chicama, which was calculated as at January 31, 2003) in accordance with National Instrument 43-101, as required by
Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange
Commission applies different standards in order to classify mineralization as a reserve. Accordingly, Alto
Chicama and Veladero are classified for U.S. reporting purposes as mineralized material. Calculations have been prepared by employees of Barrick under the supervision of Alan R. Hill, P.Eng., Executive Vice-
President, Development of Barrick and/or Alexander J. Davidson, P. Geol., Senior Vice-President,
Exploration of Barrick. Except with respect to the Australian properties, reserves have been calculated using an assumed long-term average gold price of US$300 and a silver price of US$4.75. Reserves at the KCGM property assumed a gold price of US$297 (A$550 and an exchange rate of $0.54 $US/$A). Such calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick's normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK FOURTH QUARTER REPORT      38     MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESERVES

As at December
 31, 2002                 PROVEN              PROBABLE               TOTAL
----------------------------------  ---------------------   ---------------------
              Tons   Grade  Ounces    Tons  Grade  Ounces    Tons   Grade Ounces
Based on
 attributable
 ounces     (000's)(oz/ton)(000's)  (000's)(oz/ton)(000's)  (000's)(oz/ton)(000's)
----------------------------------  ---------------------   ---------------------
UNITED STATES
 Betze-Post  60,229  0.132  7,924   46,901  0.173  8,127    107,130  0.150  16,051
 Meikle       2,641  0.512  1,352    7,129  0.356  2,536      9,770  0.398   3,888
 Goldstrike
  Property
  Total      62,870  0.148  9,276   54,030  0.197 10,663    116,900  0.171  19,939
 Round Mountain
  (50%)      47,282  0.017    815   48,775  0.022  1,060     96,057  0.020   1,875
 Marigold
  (33%)       3,700  0.032    120   22,651  0.025    558     26,351  0.026     678
----------------------------------  ---------------------   ----------------------
CANADA
 Eskay Creek    575  1.483    853      858  0.672    577      1,433  0.998   1,430
 Hemlo (50%) 11,708  0.116  1,359    8,018  0.095    759     19,726  0.107   2,118
 Holt-McDermott  23  0.174      4      824  0.182    150        847  0.182     154
----------------------------------  ---------------------   ----------------------
SOUTH AMERICA
 Pascua-Lama 37,738  0.062  2,355  258,673  0.056 14,507    296,411  0.057  16,862
 Veladero    19,123  0.046    877  235,188  0.036  8,507    254,311  0.037   9,384
 Pierina     29,232  0.068  1,994   41,111  0.039  1,608     70,343  0.051   3,602
 Alto Chicama                      120,948  0.054  6,535    120,948  0.054   6,535
----------------------------------  ---------------------   ----------------------
AUSTRALIA
 Plutonic     2,983  0.146    436   10,993  0.191  2,097     13,976  0.181   2,533
 Lawlers      1,456  0.134    195    1,951  0.161    314      3,407  0.149     509
 Darlot       3,776  0.133    501    4,426  0.174    768      8,202  0.155   1,269
 Yilgarn
  District
  Total       8,215  0.138  1,132   17,370  0.183  3,179     25,585  0.168   4,311
 Kalgoorlie
  (50%)      34,580  0.052  1,788   62,318  0.060  3,763     96,898  0.057   5,551
 Cowal        6,197  0.044    271   69,725  0.037  2,564     75,922  0.037   2,835
---------------------------------- ---------------------- ------------------------
AFRICA
 Bulyanhulu   1,846  0.397    733   25,574  0.427 10,920     27,420  0.425  11,653
---------------------------------- ---------------------- ------------------------
TOTAL       263,089  0.082 21,577  966,063  0.068 65,350  1,229,152  0.071  86,927
---------------------------------- ---------------------- ------------------------

BARRICK FOURTH QUARTER REPORT      39     MINERAL RESERVES AND MINERAL RESOURCES

As at December
 31, 2002          MEASURED (M)      INDICATED (I)     (M) + (I)         INFERRED
--------------------------------  -------------------  --------  -------------------
               Tons  Grade Ounces   Tons  Grade Ounces  Ounces   Tons  Grade  Ounces
Based on
 attributable
 ounces     (000's)(oz/ton)(000's)(000's)(oz/ton)(000's)(000's) (000's)(oz/ton)(000's)
-------------------------------- ---------------------  ------ ---------------------
UNITED STATES
 Betze-Post  16,445  0.069 1,139  29,955  0.070  2,092   3,231   1,217  0.074     90
 Meikle       1,932  0.584 1,129   3,175  0.393  1,249   2,378   7,819  0.351  2,741
 Goldstrike
  Property
  Total      18,377  0.123 2,268  33,130  0.101  3,341   5,609   9,036  0.313  2,831
 Round Mountain
  (50%)      13,545  0.008   104   3,910  0.018     72     176   9,827  0.016    157
 Marigold
  (33%)           -      -     -  13,665  0.016    219     219  29,583  0.014    402
-------------------------------- ---------------------  ------ ---------------------
CANADA
 Eskay Creek      -      -     -     382  0.401    153     153      96  0.615     59
 Hemlo (50%)    888  0.128   114   1,789  0.075    134     248   4,001  0.137    550
 Holt-McDermott   -      -     -     246  0.248     61      61     509  0.257    131
-------------------------------- ---------------------  ------ ---------------------
SOUTH AMERICA
 Pascua-Lama  3,962  0.055   216 111,883  0.029  3,271   3,487 126,841  0.027  3,475
 Veladero     9,000  0.023   209 126,760  0.024  3,051   3,260  78,211  0.024  1,894
 Pierina      8,599  0.016   137  31,339  0.016    489     626   1,134  0.020     23
 Alto Chicama     -      -     -  56,352  0.035  1,998   1,998  24,820  0.042  1,045
-------------------------------- ---------------------  ------ ---------------------
AUSTRALIA
 Plutonic     4,523  0.073   331  14,826  0.132  1,956   2,287   7,333  0.161  1,183
 Lawlers      2,178  0.154   336   6,201  0.126    779   1,115   2,326  0.123    286
 Darlot       1,157  0.175   202   3,012  0.112    338     540      56  0.214     12
 Yilgarn District
  Total       7,858  0.111   869  24,039  0.128  3,073   3,942   9,715  0.152  1,481
 Kalgoorlie
 (50%)       14,558  0.054   791  27,353  0.054  1,488   2,279   6,779  0.050    342
 Cowal        1,588  0.041    65  33,623  0.035  1,190   1,255  29,462  0.033    967
-------------------------------- ---------------------  ------ ---------------------
AFRICA
Bulyanhulu        -      -     -   4,765  0.352  1,678   1,678   4,253  0.592  2,517
-------------------------------- ---------------------  ------ ---------------------
OTHER             -      -     -   1,085  0.335    364     364     731  0.468    342
-------------------------------- ---------------------  ------ ---------------------
TOTAL        78,375  0.061 4,773 470,321  0.044 20,582  25,355 334,998  0.048 16,216
-------------------------------- ---------------------  ------ ---------------------

BARRICK FOURTH QUARTER REPORT      40     MINERAL RESERVES AND MINERAL RESOURCES